UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 03-31-2011

Check here if Amendment [ ]; Amendment Number: ______
This Amendment (Check only one.): [ ] is a restatement.
[ ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Bedlam Asset Management plc
Address: 20 Abchurch Lane, London, EC4N 7BB, UK

Form 13F File Number: 28-__________

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Michael Comras
Title: Chief Compliance Officer
Phone: +44 20 7648 4325

Signature, Place, and Date of Signing:

M Comras	London, U.K.	05-04-2011
[Signature]	[City, State]	[Date]

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: _____0_____

Form 13F Information Table Entry Total: _____17_____

Form 13F Information Table Value Total: _____ 203,518 _____
(thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

NONE

FORM 13F INFORMATION TABLE

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5		COLUMN 6	COLUMN 7	COLUMN 8		
			VALUE	SHRS OR	SH/	PUT/	INVESTMENT	OTHER	VOTING AUTHORITY		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	(x$1000)	PRN AMT	PRN	CALL	DISCRETION	MANAGER	SOLE	SHARED	NONE
AGNICO EAGLE MINES LTD	COM	008474 10 8	16,487	248,478	SH		SOLE		248,478		
BRISTOL MYERS SQUIBB CO	COM	110122 10 8	14,529	549,735	SH		SOLE		549,735		
CF INDS HLDGS INC	COM	125269 10 0	16,371	119,680	SH		SOLE		119,680		
CHECKPOINT SYS INC	COM	162825 10 3	15,210	297,944	SH		SOLE		297,944		
COTT CORP QUE	COM	22163N 10 6	9,929	1,182,072	SH		SOLE		1,182,072		
GOLDCORP INC NEW	COM	380956 40 9	10,717	215,209	SH		SOLE		215,209		
KANSAS CITY SOUTHERN	COM NEW	485170 30 2	16,072	295,162	SH		SOLE		295,162		
KIMBERLY CLARK CORP	COM	494368 10 3	275	4,214	SH		SOLE		4,214		
MOBILE TELESYSTEMS OJSC	SPONSORED ADR	607409 10 9	10,963	516,371	SH		SOLE		516,371		
PFIZER INC	COM	717081 10 3	10,908	537,080	SH		SOLE		537,080		
SARA LEE CORP	COM	803111 10 3	21,175	1,198,360	SH		SOLE		1,198,360		
SHAW GROUP INC	COM	820280 10 5	11,584	327,137	SH		SOLE		327,137		
SK TELECOM LTD	SPONSORED ADR	78440P 10 8	14,328	761,700	SH		SOLE		761,700		
WD-40 CO	COM	929236 10 7	313	7,400	SH		SOLE		7,400		
YAMANA GOLD INC	COM	98462Y 10 0	18,972	1,541,209	SH		SOLE		1,541,209		
SOUTHWESTERN ENERGY	COM	845467 10 9	5,887	137,000	SH		SOLE		137,000		
ULTRA PETROLEUM	COM	903914 10 9	9,798	198,950	SH		SOLE		198,950		